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                              April 5, 2022

       Nangeng Zhang
       Chairman and Chief Executive Officer
       Canaan Inc.
       1-2/F, QianFang Science Building C
       Building No. 27, Zhongguancun Software Park (Phase I)
       No. 8 Dongbeiwang West Road
       Haidian District, Beijing, 100193
       People   s Republic of China

                                                        Re: Canaan Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 21,
2021
                                                            File No. 001-39127

       Dear Mr. Zhang:

              We have reviewed your responses to our comment letters dated September 21, 2021 and
       November 5, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information, page 1

   1. We note in your response letters that your auditor is subject to the determinations announced by the PCAOB
on December 16, 2021 and that, as a result, the PCAOB is not able to fully inspect
your auditor. Please provide more prominent disclosure that your auditor is subject to
the determinations announced by the PCAOB on December 16, 2021 and that, as a result,
the PCAOB is not able to fully inspect your auditor. Further disclose that, under the Holding
Foreign Companies Accountable Act, if the PCAOB is unable to fully inspect your
auditor for three consecutive years, your securities may be delisted from an exchange and
prohibited from trading. Disclose also that the U.S. Senate has passed the
                                                        Accelerated Holding
Foreign Companies Accountable Act which, if enacted, would
 Nangeng Zhang
FirstName
Canaan Inc.LastNameNangeng Zhang
Comapany
April       NameCanaan Inc.
       5, 2022
April 25, 2022 Page 2
Page
FirstName LastName
         decrease the number of non-inspection years from three years to two. Provide specific cross-references to your more detailed risk factors.
2. We note your proposed revisions in response to prior comment 1 of our letter dated
         September 21, 2021. Please disclose that these risks could cause the value of your securities to significantly decline or become worthless.
3. Please refer to prior comment 2 of our letter dated September 21, 2021. When describing the business operations of a PRC subsidiary, disclose clearly which subsidiary is conducting such operations.
4. Refer to prior comment 3 of our letter dated September 21, 2021. Revise to describe the tax consequences that you will face if you should decide to declare any dividends. Please also disclose whether cash generated from one subsidiary is used to fund another
         subsidiary   s operations, whether you have ever faced difficulties or
limitations on your
         ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.
5. Refer to prior comment 1 of our letter dated November 5, 2021 letter and your proposed revisions included in your November 22, 2021 response letter. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 3.D. Risk Factors, page 6

6. Refer to prior comment 4 of our letter dated September 21, 2021 and your proposed revisions included in your October 22, 2021 response letter. Please revise your third bullet
         point under    Risks and uncertainties related to doing business in
the PRC in general
         to disclose the risk that the Chinese government may intervene or influence your operations at any time.
7. Refer to prior comment 6 of our letter dated September 21, 2021 letter and your proposed revisions included in your October 22, 2021 response letter. Please revise your second proposed risk factor to state that the Chinese government may intervene or influence your operations at any time. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Nangeng Zhang
Canaan Inc.
April 5, 2022
Page 3
8. Refer to prior comment 7 of our September 21, 2021 letter and prior comment 1 of our
         November 5, 2021 letter. Please update your disclosure where applicable to reflect that the
         CAC has implemented new Measures for Cybersecurity Review which became effective on February 15, 2022.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect our auditors...., page 32

9.       Refer to prior comment 2 of our letter dated November 5, 2021 and your proposed
         revisions included in your November 19, 2021 response letter. We note that the PCAOB is not able to fully inspect your auditor. As such, please remove the reference that your
         auditor    is subject to laws in the United States pursuant to which
the PCAOB conducts
         regular inspections to assess its compliance with the applicable professional standards.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameNangeng Zhang                               Sincerely,
Comapany NameCanaan Inc.
                                                              Division of
Corporation Finance
April 5, 2022 Page 3                                          Office of
Manufacturing
FirstName LastName